October 5, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Dominion Resources, Inc. Form RW (Request for Withdrawal),
       Application-Declaration on Form U-1
       File Number 70-10222 filed April 7, 2004

Ladies and Gentlemen:

Dominion Resources, Inc. ("DRI"), a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the "Act") and its wholly-owned subsidiary company, Virginia Electric and Power Company, hereby withdraw their pending application in the above-referenced file.

If you have any questions regarding this request for withdrawal, please contact Sharon Burr, counsel to the registrant at (804) 819-2171.

Sincerely,
DOMINION RESOURCES, INC. VIRGINIA ELECTRIC AND POWER COMPANY
/s/ James F. Stutts James F. Stutts as attorney

cc:  Catherine A. Fisher
      Assistant Director
      Office of Public Utility Regulation

      Robert Edwards, Esq.